Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

July 31, 2007

SUPPL

07025657

2007 AUG -3 A 5:

By Federal Express

Securities and Exchange Commission
Office of International Corporat[redacted]
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the "SC NEWS (Spring and Summer 2007 editions) [English translation]."

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215, e-mail: kahori.asaoka@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

PROCESSED
AUG 06 2007
THOMSON FINANCIAL

Kahori Asaoka (Ms.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

SC NEWS

A Quarterly Newsletter of Sumitomo Corporation

No. 162 Spring 2007



Sumitomo
Corporation

Growing with China

Nobuo Kitagawa, General Manager for China

Sumitomo Corporation is promoting the effective development of its business all around the world. For this third installment of a series of interviews with senior officers responsible for operations overseas, we spoke with Nobuo Kitagawa, General Manager for China.

Could you tell us about specific ways in which the Sumitomo Corporation China Group is exercising "integrated corporate strength" in its businesses?



Nobuo Kitagawa

In China, alongside the sharing of information among our vertically organized product divisions, we are pursuing a strategy of multifaceted development through our laterally organized local offices working in cooperation with leading local enterprises. One good example of the exercise of integrated corporate strength is seen in the strengthening of our relationship with Shanghai Baosteel Group Corp., one of China's top state-owned enterprises. We had been dealing with this corporation in the area of plant and equipment exports from Japan, but in 2002 we started top-level talks to explore the possibility of broader cooperation tapping the strengths of both parties. We have already launched a joint venture for processing of steel sheet for automobiles in Changchun, Jilin Province, and thanks to years of efforts by those involved, we are going to be jointly developing an auto dealership business. Also, we have been buying steel products from Shanghai Baosteel both for sale within China and for export, and we are now building a cooperative relationship in the area of supplying resources for production, including iron ore and nickel.

Another example is the use of our procurement capabilities in multiple fields to supply production equipment, steel, and other goods to a Japanese automaker in Tianjin. Recently we became the first *sogo shosha* [integrated trading company] to win designation as a first-tier supplier for plastic parts. We intend to continue tapping our unique abilities as a trading company in developing our marketing and services in China.

Could you tell us how you are tackling changes and making strategic moves for the future in China?

Two years ago we adopted a product division system covering all of China. This has allowed us to develop our businesses in each product field strategically and dynamically on a countrywide basis and to strengthen coordination with headquarters in Tokyo. And last October we established a Group CEO Office, which serves as a lateral organization covering all of China. This move enables us to deal strategically with countrywide issues and strengthen our overall sales support setup while keeping up our local operations tailored closely to the differing requirements of the country's various regions, including their particular legal and tax systems. Efforts to strengthen the functions and lineup of this office are extremely important for the sake of improving the quality of the Sumitomo Corporation China Group's operations and management. Through such efforts we aim to turn this group into a strong, high-quality regional organization that corporate headquarters can rely on.

Please let us hear your thoughts about "prosperity and dreams."

The first point is for our organization to develop and grow along with China by contributing to its development as its presence grows in the international community and global economy. I am particularly interested in considering what sort of business models we can establish in areas that have emerged as new topics of major interest for China, notably resources and energy, environmental protection, finance, and telecommunications, and how we can thereby contribute to this country. China is rushing toward economic superpower status, but it still requires technological support; by helping provide this, I hope we can share "prosperity and dreams" among all the members of the Sumitomo Corporation China Group.

For me personally as well, "prosperity and dreams" are to be found in promoting the creation of an environment in which the employees of our group, especially the members of our national staff, feel a sense of purpose and fulfillment in their work and share the joy of growing along with the company. Being surrounded by employees with shining eyes, great abilities, and enthusiasm—that represents the realization of "prosperity and dreams" for me.

SC NEWS

A Quarterly Newsletter of Sumitomo Corporation
No. 162 Spring 2007

CONTENTS

SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
1-8-11, Harumi, Chuo-ku Tokyo 104-8610, Japan
e-mail: info99@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english

Copyright © 2007 Sumitomo Corporation
Printed on recycled paper
Printed in Japan

Developing the Value Chain by Tackling New Challenges

Sumitomo Corporation has a long history of involvement with the automotive industry. Automotive Division No. 1 and Automotive Division No. 2 have built a value chain from upstream through downstream, and they are constantly working at the development of new businesses. Here is a report on these two divisions based on an interview with their general managers, Makoto (Mike) Sato and Kiyomi Machida.



The SAG Learning Center for employees of Oto Multiartha and Summit Auto Finance in Indonesia

As is widely known, the automotive industry has an unusually broad range of ancillary industries, starting of course with new car sales and extending to parts manufacturing, used car sales, auto repairs, financing, insurance, and various other fields. In addition, the automobile market extends to every corner of the world. In other words, this is a business with virtually limitless potential. The Automotive Divisions have constructed a value chain reaching from upstream parts manufacturing through midstream distribution and downstream dealership and financing, thereby establishing a diversified earnings base.

The involvement of the Sumitomo Corporation Group in the field of motor vehicles dates back to the mid-1950s, when we undertook the export of buses to Southeast Asia. In the 1960s we undertook exports of Japanese automobiles, and in the 1970s we got into the wholesale (distributor) business. This was followed by entry into the retail (dealership) field. Then, in the 1980s, as both automakers and makers of auto parts set up production facilities overseas, Sumitomo Corporation made a major change of course, becoming seriously involved in the parts manufacturing business on top of our activities on the trade side.

In 1981 we established Sumisho Auto Leasing Corporation, through which we built up our know-how in the field of automobile financing, and in the 1990s we made a major entry into this field outside of Japan as well. Through this series of moves we have established a business structure extending all the way from the upstream through the downstream areas of the auto business.


KIRIU

Kiriu's Ashikaga Plant



Parts made by Kiriu Corporation

Sumitomo Corporation has been the unmatched pioneer in development of this sort of value chain in this field. Our organization can take pride in its strongly leading presence, in terms of both history and performance.

A Healthy Sense of Crisis

That is not to say the business has developed smoothly all the way. On the contrary, it has constantly involved instability. This is because the manufacturers of finished cars are basically in a very strong position, and they tend to seek to handle every aspect of the auto business by themselves.

In this context, while continuing to cooperate with the carmakers in difficult markets and other areas where we could tap our strengths as a trading company, from an early stage we in the Automotive Divisions felt a sense of crisis about the prospects for our survival if we limited our activities to the area of trade. Based on this sentiment, we have constantly striven to stay a step ahead of the times in developing our business activities, looking for fields where we could operate successfully. We might say that a sense of crisis and a drive to stay ahead with an enterprising spirit are part of our divisional DNA.

When carmakers were struggling with the unfamiliar business of sales in foreign markets, we helped out by participating in the management of local sales companies, drawing on our experience in operating overseas subsidiaries. Similarly, we offered capabilities in developing the business of auto financing. Above all this has been a "people" business; our greatest strength has indisputably been our rich store of superior human resources.

Recently investment funds have been moving into the auto parts business. Our company has been involved in the manufacture


Ford dealership in Slovakia


Ford dealership in Slovenia

of auto parts since the 1980s, and based on this track record we have deep ties with the industry. In 2004 we acquired Kiriu Corporation, a parts maker that formerly belonged to the Nissan Motor Group. It is surely quite distinctive for a *sogo shosha* (integrated trading company) to own a maker of auto parts.

A Unique Set of Businesses

Our divisional DNA, which has made us feel a healthy sense of insecurity and a constant need to tackle new challenges, has also reflected itself in our energetic development of business subsidiaries. Sumisho Auto Leasing Corporation is number two in its field within Japan, and P.T. Oto Multiartha, in which we acquired an equity stake through an increase of capital in 1996, is among the top three Indonesian companies in this field.

Our success with Oto Multiartha represents the fruit of our decision to increase investment despite the unfavorable environment in the wake of the Asian currency crisis. It seemed like a risky investment at the time, but we went ahead based on our conviction that the auto financing business in Indonesia was sure to grow. And this has been borne out by the subsequent steady expansion of the company's number of customers. Oto Multiartha and its sister company, P.T. Summit Oto Finance, which provides financing for two-wheeled vehicles, now have 120 branch offices, and their workforce has been growing by more than 2,000 people a year; they now have 7,000–8,000 employees. They have been devoting serious efforts to human resource development, including the establishment of a splendid training center, and we can be confident that they will continue to develop further.

We are now aiming to build on this success in Indonesia by developing our presence in this field in other countries as well.

We also have a subsidiary that is unique within the auto industry, namely, SC-Abeam Automotive Consulting. This is a consulting and research firm that specializes in the automotive industry. Through it, we aim to build a new customer base by sharing the know-how and expertise we have accumulated as we built up our value chain; we also aim to contribute to the sustained development of the industry.


Aventec, a subsidiary in Mexico, makes panels for autos.


Aventec plant

For example, if a start-up firm or a company from another industry has developed a new technology that it would like to sell to carmakers, it is liable to encounter barriers in the shape of the industry's "culture" and customary practices. One of SC-ABeam's activities is to uncover such prospects and act as a bridge to carmakers. It has been producing results as the only consultancy of its type, open to companies both inside and outside the auto industry.

Tapping Our Store of Best Practices from Around the World

Sumitomo Corporation Group and Sumitomo Mitsui Financial Group have agreed to merge the two groups' auto leasing operations, and the merger is slated for October this year. We are currently focusing on getting the merged business off to a smooth start. The merger will result in a company with 460,000 vehicles, which will put it within reach of the top position within the auto leasing industry. We plan to move aggressively in a quest for first place.

We also intend to step up our efforts to develop our presence in the newly emerging economies of the "BRICs"—Brazil, Russia, India, and China. In China we have established an auto dealership company together with an auto sales enterprise affiliated with the state-owned steelmaking company. It was the first multi-dealer joint venture between a major state-owned enterprise and a foreign company authorized by the Chinese Ministry of Commerce. Based on this official approval, we are now in a position to sell cars across provincial boundaries throughout China, a first for a foreign-affiliated company. This may be labeled a success for our early and active development of overseas business.

In India we have become the leading shareholder in a listed company that manufactures and sells small commercial vehicles. We have arranged a technological assistance contract between this company and a Japanese truck manufacturer, and the company is now preparing for the launch of production of large buses this summer, to be followed by small buses and midsize and large trucks. We are also considering entry into the Russian market.

As we noted at the beginning, the automotive industry is global. But the conditions vary greatly from country to country. By looking at conditions in different countries and regions, we can get an idea of where each of them is likely to be in another 10 or 20 years. In this way we can draw up a road map for our future business.

For example, one region may still have considerable potential as an export target; in another region the demand for auto financing may finally be emerging. By uncovering such potential and tapping the know-how we have developed in other markets, we can firmly

grasp new business opportunities. This is something we can do by applying the "best practices" that we have learned from our business activities around the world. It is fair to say that this represents a unique strength of our organization, which was a pioneer in developing a complete upstream-through-downstream automotive value chain.

The automotive industry may appear to have reached maturity, but in fact there are all sorts of business opportunities waiting to be tapped. We intend to develop our divisions further, remembering our divisional DNA of always tackling new challenges and taking pride in our work as a constantly evolving group of leading professionals. You can expect to see us continue to excel.



Makoto (Mike) Sato
General Manager,
Automotive Division No. 1

In the Middle of a Huge Industry

I started to work at Sumitomo Corporation in 1972, which was the year when the Automotive Dept. was born (from the former Automobile & Ship Dept.). In other words, I was a member of the first group of new employees in the department. I have been in this field ever since then, and I have been involved in the establishment of many dealers and financing firms. In my fourth year I was dispatched to the US sales subsidiary of a Japanese carmaker, and I have many memories of my time there, including the shock I felt at seeing the huge numbers of unsold cars. I have experienced failures, and I have also enjoyed the feeling of accomplishment from starting up a new company on a number of occasions.

Throughout my career I have felt the thrill of being a player right in the middle of the huge automotive industry. The most attractive aspect of this industry, I think, is its breadth: The many related businesses offer all sorts of opportunities, and there are always new challenges available.

The hard part is the rotation of the 200 or so employees in the two Automotive Divisions. There are so many different areas in which we operate, including financing, manufacturing, sales, and consulting. I am always thinking about how to rotate people so that they can acquire the skills they need as pros while avoiding becoming overly specialized in one particular area. I want to aim for improved quality at both the organizational and personal levels, with everybody's happiness in mind.



Kiyomi Machida
General Manager,
Automotive Division No. 2

True Customer Satisfaction

I spent many years working in the Middle East, and among the things I remember is an experience I had in Baghdad when I was in my late twenties. We were working as partners with a Japanese carmaker, and I was doing what I could to develop new business. We managed to set up our first transaction with the Iraqi Petroleum Ministry, involving the sale of water tankers.

After we made the delivery, though, I received a harsh complaint from the ministry. Because the roads on which the vehicles were used were worse than we had anticipated, they were springing water leaks. The ministry declared that they were useless, but the manufacturer insisted that the problem was the way they were being used. The situation became quite serious. In the end I was able to convince the manufacturer to send 40 tanks by air freight and to dispatch technicians to repair or replace all the problem tanks. The Petroleum Ministry was surprised and quite pleased with this response. The attitude of my contact changed sharply, and he said to me, "Equipment breaks down. What's important is the service provided when this happens. You dealt with the situation superbly."

What I learned from this experience is that the most important part of doing business is dealing with trouble, and that doing so well is the way to build true customer satisfaction.

Summit Pharmaceuticals International

The process of developing a new pharmaceutical, from the stage of discovery to the point where it becomes available for general use, generally takes 10–15 years and costs something like ¥100 billion. Lipitor, a drug that lowers cholesterol levels, has the world's highest level of sales, amounting to about ¥1.2 trillion a year, but Pfizer, the world's top pharmaceutical company, announced late last year that its efforts to develop a replacement had failed after 15 years of work involving about ¥90 billion of money invested.

Summit Pharmaceuticals International Corp., a member of the Sumitomo Corporation Group, is involved in every aspect of this challenging business, from the development of new pharmaceuticals to the supply of active pharmaceutical ingredients, intermediates, and materials used in pharmaceutical preparations. Through the provision of superior services in all of its activities, SPI is striving to make it possible to develop and market pharmaceuticals more quickly and more effectively in response to patients' needs. The company was launched anew in October 2006 based on the merger of Summit Medi-Chem, which traded in raw materials for pharmaceuticals, with the earlier SPI, which provided support services for the development of new pharmaceuticals. Prior to that, in April 2006, SPI had integrated the drug research and discovery instruments business and molecular imaging technology business of SC Biosciences Corporation. The company has been developing its position as the SC Group's core player within the pharmaceuticals field through the provision of various services.

Contributions to Research and Development

One way in which SPI is contributing to pharmaceutical research and development is through the system it has built for supplying chemical compounds to customers from companies and research institutes in Japan and overseas. These are from among the hundreds of thousands of compounds that have been checked for their potential pharmaceutical effectiveness. This "chemical library" business is something the company started in 1995; since then it has supplied literally millions of chemical compounds to pharmaceutical companies, universities, and other customers, and it has established itself as the leading provider of such compounds within Japan.

SPI also supplies cell lines and similar materials used in determining the effectiveness of pharmaceuticals. For over 20 years the company has been an official distributor in Japan for American Type Culture Collection, the US-based bioresource center that holds the world's biggest collection of cell lines, microorganisms, and molecular biological materials. SPI has offered millions of such products to customers in Japan.

The development of new pharmaceuticals may look like a glamorous business, but it depends on a multitude of basic technologies and the patient work of countless researchers. SPI is seeking to make its own contribution to the process through its ongoing efforts.

For Health and Happiness

While pharmaceutical companies work on development of their own new pharmaceuticals, they also work to increase their lineup by accelerating the development of new drugs using materials created or found by small new companies and others in Japan and overseas, for which they enter into licensing arrangements. Making use of Sumitomo Corporation's worldwide network, SPI looks for promising sources of new pharmaceuticals among start-ups and other enterprises, universities, and research organizations, and provides intermediary and other services, introducing them to larger pharmaceutical companies and helping out with the formation of licensing arrangements and partnerships.

Recently generic drugs have been in the limelight; SPI is involved in selling materials for generic pharmaceuticals from Japanese and foreign sources. Meanwhile, last year the Medical Science Dept. of Sumitomo Corporation acquired an equity stake in Henan Topfond Pharmaceuticals, a fast-growing Chinese pharmaceutical company, and SPI has been selling its products and introducing new pharmaceuticals to it, offering it support so that it can manufacture and sell them in China.

The officers and employees of SPI are determined to keep up their efforts to serve as behind-the-scenes supporters for all the company's customers, and, above all, to do their part in contributing to people's health and happiness through the creation of excellent pharmaceuticals, a role in which they take pride.


SPI

SPI President Takeshi Hirayama

The Quest to Present Our Company More Forcefully: Turning Each Employee into a PR Representative

The Corporate Communications Dept. has been working vigorously to enhance the company's ability to present itself to the public with moves including the compilation of a public relations handbook for employees and the holding of in-house meetings on public relations. We spoke with General Manager Mitsuru Iba about the department's efforts.

SCN: Could you tell us about the policy orientation of the Corporate Communications Dept. and the public relations handbook you came out with last November?

Iba: The Corporate Communications Department is currently focusing in particular on the presentation of information to officers and employees of the company—what you might call "internal PR." The handbook that we published [in Japanese] last November carried the title "Each Employee Is a PR Person." We distributed it to officers and employees both in Japan and overseas. This was a first for Sumitomo Corporation.

In recent years information disclosure has come to be an increasingly important part of corporate activities, and now the posture that a corporate group takes toward disclosure has become a potentially decisive factor affecting its corporate value. President Motoyuki Oka has been fully aware of this for quite a while, and he has taken many opportunities to explain to officers and employees that PR activities are not something for just the Corporate Communications Dept. to handle; all employees should heighten their awareness of PR and become involved in it. We titled the handbook "Each Employee Is a PR Person" with the idea that we want each employee to constantly bear this role in mind.

The purpose of the handbook is to have officers and employees, including those whose everyday work has not given them opportunities to be directly involved in PR activities, understand the importance of disclosure and thereby to further improve the content of the information that we present to others about our activities. We included easy-to-follow explanations about the steps to take in making an announcement and about points to note in dealing with emergencies.

SCN: After the PR handbook came out, the Corporate Communications Dept. held a series of seminars on public relations. Could you tell us about them?

Iba: These seminars aimed to promote understanding of the contents of the PR handbook; we held them in Tokyo, Osaka, and Nagoya last November and December, and about 400 people attended.

We brought in an outside consultant who talked about specific cases involving Sumitomo Corporation. And members of the Corporate Communications Dept. talked about the specifics of such matters as the steps involved in making an announcement and the ways in which we used our ingenuity. This made it possible for participants to deepen their understanding of PR in connection with familiar topics, and the feedback we received was excellent. We intend to hold similar seminars as part of various employee training programs and the like.

SCN: What other sorts of efforts are you making within the company?

Iba: When employees are receiving training prior to taking up posts overseas, we talk to them about the fact that they may find themselves called upon individually to act as PR representatives for the company. And we ask them to explain about the company's



Mitsuru Iba, General Manager, Corporate Communications Dept.

activities to members of the national staff in the places where they are posted, making use of a DVD introducing the company.

Also, we use the "News about Sumitomo Corporation" page of the corporate intranet to let employees know about announcements we have issued and media coverage of our company. In addition to presenting the contents of our press releases, we include photos of the responsible person and of our press conferences; the information is presented in a form that can be quickly read.

SCN: How about the meetings on public relations that you have been holding for group companies?

Iba: The purpose of these meetings is to enhance the ability of the Sumitomo Corporation Group as a whole to transmit information and to strengthen our crisis-management setup. We have been holding them regularly since July last year.

In the past we would communicate with group companies individually concerning statements to the press about specific

The public relations handbook "Each Employee Is a PR Person"


社員一人一人が
広報パーソン

matters. The idea of holding these meetings is to strengthen the communication links between Sumitomo Corporation and group companies and also to promote communication among group companies. Another objective is to share information and know-how about crisis management so as to improve group companies' capabilities in this area. More recently we have set up some working groups, including one to create a basic course on PR and one to draft a manual on media relations in crisis management. With efforts like these we are aiming to further increase the power of the SC Group to transmit information.

SCN: Could you explain about the emergency response seminar your department organized together with the Legal Dept.?

Iba: This was an event that our department and the Legal Dept. held for the first time in February 2006. It brought together the chief executives and officers responsible for PR from our group companies. We presented some hypothetical examples of incidents, accidents, and other forms of trouble and had the participants take part in mock interviews with the media, giving them a chance to experience what it is like in such a situation. Almost all the participants gained a sense of how hard it can be to deal with the media in an emergency, and it led to moves by group companies to review their crisis management setups. We repeated the event on February 7 this year, and we intend to continue holding it.

SCN: Please tell us about the teams within the Corporate Communications Dept.

Iba: In addition to our Mass Media Relations Team, which is primarily responsible for external and internal public relations activities, we have a Publications Team and a Philanthropy Team. The Publications Team is in charge of preparing PR tools to support our business activities. These include an abridged version of our corporate profile, PR magazines in Japanese and English for outside readers, and *The History of Sumitomo*, a booklet in Japanese and English versions presenting an easy-to-follow introduction to the roots of the Sumitomo Group, of which our own company is a part. In addition, this team prepares calendars, pocket diaries, corporate advertisement patterns, and business support materials like videos introducing the company; it also manages our corporate website and strives to improve our corporate image.

The Philanthropy Team is in charge of formulating and implementing policies for philanthropic activities in line with our active commitment to contribute to society so as to fulfill our corporate social responsibility. CSR performance has now become one determinant of corporate value, but our activities predate the recent wave of attention to this field. In 1996, marking the fiftieth anniversary of our operations as a trading company, we established the Sumitomo Corporation Scholarships for university and graduate school students from other Asian countries. Also, since 1992 we have been providing active support for the Junior Philharmonic Orchestra, which helps develop young people as musicians. Among our recent initiatives is the supply of Japanese subtitles and audio description for the Japanese movies in which we have invested. The purpose is to allow more people, including those with loss of hearing or sight, to enjoy the movies. The screening of the film *Love and Honor*, produced by Yoji Yamada, which was released last December in "barrier-free" form with subtitling and audio description, has been very well received by audiences and received favorable media attention[see page 15]. We intend to continue actively looking for ways in which we can contribute to society within the context of our business activities.



A scene from one of the meetings on public relations started in July 2006



Topics

Chairman Miyahara Visits Vietnam

From November 19 to 21, 2006, Sumitomo Corporation Chairman Kenji Miyahara visited Vietnam. He made the trip as a member of a mission from Nippon Keidanren (Japan Business Federation) on the occasion of the visit by Japanese Prime Minister Shinzo Abe to participate in the Hanoi summit of the Asia-Pacific Economic Cooperation forum. Keidanren sent a large delegation of 134 people to Hanoi on a chartered plane. It was the first time that representatives of the Japanese government and business community undertook a joint mission aimed at strengthening economic ties with Vietnam.



Leaders from the Japanese and Vietnamese governments and business community meet in Hanoi.

In Hanoi Chairman Miyahara participated in a meeting with senior government figures from both countries and representatives of the Vietnamese business community. He also attended a welcome dinner hosted by Prime Minister Nguyen Tan Dung and his wife, a breakfast meeting with Minister of Post and Telematics Do Trung Ta, a seminar cohosted by Keidanren and the Vietnamese Ministry of Planning and Investment, a reception hosted by the Japanese Prime Minister and Mrs. Abe, and a a courtesy call on President Nguyen Minh Triet and others; these events offered opportunities for exchanges of opinions on a wide range of topics, focusing particularly on the strengthening of economic relations between Japan and Vietnam. In addition, Chairman Miyahara showed Prime Minister and Mrs. Abe to the Thang Long Industrial Park developed by Sumitomo Corporation; there they toured the Canon Vietnam plant.

—Global Strategy and Research Dept.
Sumitomo Research Institute, Inc.

Toward an Alliance with Rengo and Nippon Paper Group

Last November Sumitomo Corporation reached an agreement with Rengo Co., Ltd., and the Nippon Paper Group, Inc. to work toward formation of a strategic alliance involving capital ties and cooperation in the paperboard and packaging business. The idea is for Sumitomo to act as a go-between for Nippon Paper Group, which is Japan's second-largest paper manufacturing company, and Rengo, which ranks fourth in paper manufacturing and first in corrugated containers, and become a partner with them in a three-way alliance aimed at coping with the harsh conditions in the paperboard and packaging business, solidify their operating bases, and strengthen their international competitive position.

Under the capital alliance as envisaged, Rengo would ultimately acquire 3% of Nippon Paper Group's outstanding shares, and Nippon Paper Group would acquire 5% of Rengo's shares; Sumitomo would hold a 3% stake in Rengo and a 0.6% stake in Nippon Paper Group. On the operational side, the alliance would aim to (1) strengthen Nippon Paper Group's packaging business, (2) expand the scope of two manufacturers' mutual OEM supply network and economize logistical costs in the paperboard business, (3) tap Sumitomo's domestic and international networks for materials procurement and product marketing, and (4) jointly scrap and build containerboard facilities.

Sumitomo Corporation aims to leverage its integrated corporate strength to the utmost in order to contribute to the progress of this alliance and to the development and expansion of its paper and pulp business. The company also intends to continue its transactions with other papermakers, which it will seek to satisfy through the expansion and strengthening of its capabilities as a supplyer of raw materials for paper manufacturing.

—Pulp & Paper Dept.



From the left: Rengo Co. President Kiyoshi Otsubo, Sumitomo Corporation President Motoyuki Oka, Nippon Paper Group President Masatomo Nakamura

Representatives of the three companies announce their agreement at a press conference.



CEO Oka Visits Power Plant in Malaysia

Sumitomo Corporation is building a three-unit coal-fired power plant at Tanjung Bin, Johor, Malaysia (total capacity 2,100 megawatts; contract value ¥180 billion), and on December 8 last year President and CEO Motoyuki Oka visited the construction site. Sumitomo is the lead contractor for the project, ordered by Malakoff Berhad, Malaysia's largest independent power producer; also participating in the construction contract are Toshiba Corporation, Ishikawajima-Harima Heavy Industries Co., and Zelan Holdings Sdn. Bhd., a local construction company.

The first unit was completed on September 26, 2006, after a construction period of just 37 and a half months, a global record in terms of speed for a coal-fired power plant of this size. The planned total generation capacity of 2,100 megawatts will make this the biggest thermal power plant in Southeast Asia, and it will serve as the main source of power for the southern part of Malaysia, which is now aiming for large-scale economic development.

After touring the plant, President Oka met with Managing Director Ahmad Jauhari and other senior managers at Malakoff Berhad, where he expressed appreciation for their company's cooperation in the successful completion of the first unit and Sumitomo's pleasure at being able to contribute to Malaysia's development through this project. Managing Director Jauhari stated that it was an honor to be working together with Sumitomo, which had completed the first unit in record time, and he declared Malakoff's commitment to successful completion of the remaining two units based on a spirit of teamwork among the parties involved. The two executives agreed that they hoped to promote Malaysia's development and strengthen the ties between their two companies through ongoing cooperation in power plant construction.

The entire project is scheduled for completion in August this year.

— Power & Plant EPC Dept., No.2





Tanjung Bin power plant

Prime Minister Abe and President Arroyo Visit Transit Project Site

On December 9, 2006, Japanese Prime Minister Shinzo Abe, visiting the Philippines on the fiftieth anniversary of the normalization of diplomatic relations, joined Philippine President Gloria Macapagal-Arroyo in viewing progress on the light rail transit capacity-expansion project being undertaken in the Manila area by Sumitomo Corporation with development assistance funding from Japan.

Sumitomo is the main contractor for this ¥17 billion project, which involves increasing the capacity of LRT Line 1 by 50% with the addition of 48 new cars and improvement of the signal and communications systems.

The president and prime minister arrived at the headquarters of the Light Rail Transit Authority, where they were greeted by a large group of people waving the two countries' flags. After conducting a tape-cutting ceremony for the new cars, the leaders took a 15-minute, six-station ride on the light rail line. Representatives of the Philippine government conveyed their thanks to Sumitomo for the progress of the project, and Prime Minister Abe voiced his appreciation to members of the Sumitomo team working on it.

Sumitomo has been deeply involved in all the Metro Manila rail transit projects; in addition to the above light rail project it has taken part in the construction and maintenance contract for MRT Line 3 and in the construction of a depot for LRT Line 2. Through these undertakings the company has been contributing to the alleviation of the chronic traffic congestion of the Metro Manila area and has also been expanding its own earnings base.

—Transportation Project & Equipment Dept.



President Arroyo and Prime Minister Abe pose at the ceremony for the new light rail cars.

Sumitomo Joins Baosteel in Chinese Auto Sales Market

Sumitomo Corporation has taken a 49% equity stake in Shanghai Baosteel Auto Trading Co., a subsidiary of Shanghai Baosteel Group Corp., thereby joining forces with Baosteel in the Chinese automobile retail sales market. China's auto market has already outstripped Japan's to become number two in the world. Baosteel, which is supplying steel products for automakers in China, wants to get involved in the area of retail sales as well. Meanwhile, Sumitomo Corporation has been aiming to get into the Chinese auto market, where it hopes to apply the know-how that it has developed through its involvement in auto sales in other countries around the world. The two companies have agreed to work together in pursuing this shared interest.

Baosteel Auto Trading already has eight sales outlets in a number of locations—Shanghai and the provinces of Zhejiang, Jiangsu, Jiangxi, and Guangdong. Following the equity infusion from Sumitomo, it plans to expand this existing sales network and upgrade the quality of its operations, increasing the number of outlets to about 20 by 2010. It aims to focus on improving customer satisfaction and to establish itself as a significant presence in the Chinese auto sales market.

Sumitomo hopes that this joint undertaking will further strengthen its ties with the Baosteel Group, which is the world's fifth-largest steelmaker in terms of crude steel output, and to leverage its integrated corporate strength in pursuit of broader business opportunities in China.

—Automotive Dept. No. 3



Ceremony marking Sumitomo's investment in Baosteel Auto Trading

Building-Cleaning Robot Wins METI Award as "Robot of the Year"

At a ceremony on December 21, a type of building-cleaning robot that Sumitomo Corporation co-developed with Fuji Heavy Industries and has been using to clean its own headquarters building received the Grand Prize in the "Robot of the Year Awards" granted by the Ministry of Economy, Trade, and Industry. Representing Sumitomo at the ceremony was Senior Managing Executive Officer Hisahiko Arai, who received the award from Economy, Trade, and Industry Minister Akira Amari.

METI just established the Robot of the Year Awards last year with the aim of promoting the advance of robot development technology and heightening interest in robots among the general public. This is based on the ministry's assessment that Japan should make it a national goal to lead the world in the commercialization of robots. Sumitomo's building-cleaning robots won top honors in the first year of the new awards program, placing first in a field of 152 entries.

The robots in question have been cleaning the company's head office in Tokyo's Harumi Island Triton Square complex every weekday for five and a half years now. Their reliability has thus been established. Also, they are the first robots capable of using elevators to move from floor to floor as they do their cleaning.

Fuji Heavy Industries developed the robot model itself, but Sumitomo also played a significant part in its creation. Before using these robots at Triton Square, the company put the model to test use in one of its other buildings in Tokyo. The Building & Overseas Real Estate Business Dept., Sumisho Building Management Co., and S.C. Building Service Co. all contributed their input to improve the model so that the robots would be capable of sustained practical use. Also, the Facilities & Systems Dept. (now Social & Industrial Infrastructure Dept. No. 2) cooperated in securing the involvement of Mitsubishi Electric Corp. in making it possible for the robots to move from floor to floor by elevator.

— Building & Overseas Real Estate Business Dept.



The prize-winning building-cleaning robots

Fuji Heavy Industries Senior Corporate Advisor Kyoji Takenaka (left) and Sumitomo Corporation Senior Managing Executive Officer Hisahiko Arai (right)

Sumisho Global Logistics Co., Ltd.

sumisho global logistics

Pooling the SC Group's logistics capabilities, this new company is creating new value with the provision of high-quality services

Sumisho Global Logistics Co., Ltd., was born in April 2006 through the merger of three companies in the Sumitomo Corporation Group: Sumisho Logistics Co., Sumitrans Japan Co., and All Trans Co. This company has brought together the capabilities and experience of the three former firms, creating a setup to provide domestic and international logistical services on an integrated basis. Tapping the global network built up by the organization in its earlier days as the logistics department within Sumitomo Corporation, Sumisho Global Logistics Co. offers services of a high quality unmatched by businesses specializing only in logistics. Below we introduce some examples.

Logistics Centers Providing High Added Value

In August 2006 the first structure of the Akanehama Logistics Center was completed on a site facing Tokyo Bay in Narashino, Chiba Prefecture. The six-story facility has a total floor space of about 56,000 square meters. And this March will bring the completion of a second structure at the same center with five stories and floor space of around 35,000 m². This center focuses on business-to-consumer logistics, a field in which the SC Group excels, mainly handling shipments for our television shopping channel, which is Japan's biggest, and for sales via the Internet and mobile phones. The Akanehama site is conveniently located for access to and from the three big ports on Tokyo Bay (Tokyo, Kawasaki, and Yokohama) and Narita International Airport. Equipped with numerous truck berths, a customer-linked warehouse management system, and an advanced security system, it handles some 50,000 items, including apparel, accessories, and sundries, processing up to 90,000 shipments a day. The warehouse management system was developed in-house and is upgraded annually; the company is constantly striving to enhance the efficiency of its operations and to meet customers' needs with its distinctive operational expertise.

Akanehama Logistics Center





Urayasu Foods Logistics Center

At the Urayasu Foods Logistics Center, with a floor space of about 10,000 m², the company offers a 24-hour-a-day, year-round refrigerated and frozen storage services for the restaurant and home meal replacement trades.

By using the know-how it has built up through the operation of these and other logistics centers to develop its business horizontally, working in coordination with the rest of the SC Group, Sumisho Global Logistics aims to provide high added value to customers with supply chain management (SCM) services covering the range from upstream through downstream.

Product Inspection in China

As part of its SCM operations, Sumisho Global Logistics is providing inspection services in China. The Luckwin Summit companies of the SC Group are carrying out logistics and processing at inspection centers in Shanghai, Qingdao, and Shenzhen. Implementing the operations of inspection, tagging, sorting by outlet, and X-raying in China rather than in Japan makes it possible to lower processing costs. By improving upstream logistics, cutting operational costs, and shortening delivery times, the company is helping customers to streamline and upgrade their logistics.

Every Business Is for the Customer

Sumisho Global Logistics' services extend beyond logistics to related areas, such as the rental of distribution containers to makers of products including foods and cosmetics. The company's Maxicon rental service provides collapsible containers with liner bags that are widely used for shipping and storing goods ranging from raw materials to final products for which sanitary quality management is essential. With its policy of providing "the required number at the required time from the required place," the company offers rentals of even just one container for one day from any of its seven depots around Japan. It is now planning to extend this service internationally through SC Group business subsidiaries in the United States and China, aiming to offer global one-way rentals.

As it carries out its various different businesses, Sumisho Global Logistics is striving always to stay a step ahead of the times and to grow into a global company creating new value by meeting the various needs of its customers in line with its corporate slogan: Navigating Your Future.


MAXICON

Maxicon collapsible rental containers

COMPANY PROFILE

Name: Sumisho Global Logistics Co., Ltd.
President: Tsuneo Naito
Address: Harumi Island Triton Square Office Tower, 1-8-12 Harumi, Chuo-ku, Tokyo 104-6220
Telephone: +81-3-6220-3333
Capital stock: ¥400 million
Founded: November 1983
Employees: 519 as of April 2006, excluding part-timers

HOMETOWN HIGHLIGHTS

In this section we invite staff members from our overseas offices to write short essays about life in their countries.

The Healing Power of the Dead Sea

AMMAN

Bassam Abu Nijem



Can you imagine reading a newspaper or magazine while floating in a sea of water? This unforgettable experience can only be had at the Dead Sea, thanks to the extremely high density of salt in its water—about eight times that of seawater. The Dead Sea—actually a lake—is 76 kilometers long and roughly 17 kilometers wide. It is located in the Jordan Valley about 400 meters below sea level, the lowest point on earth, and is a drive of only 45 minutes or so southwest of Amman, Jordan's capital.

The Dead Sea has the world's saltiest water: 350 grams of salt per kilogram. As its name indicates, it is devoid of plant and animal life, due to the high content of salt and other minerals in its water. There are more than 35 minerals, including bromine, calcium, magnesium, iodine, potassium, and sulfur.

The combination of salt, other minerals, year-round sun, and saturated oxygen give the Dead Sea healing power with regard to many disorders. Scientists say its water can help in treating eczema, psoriasis, and various allergies. It is claimed that its water can cleanse the body of toxins, as well. The Dead Sea is also famous for its black mud, which can help heal wounds thanks to its high salt and other mineral content.

Many manufacturers are producing cosmetics using Dead Sea salt and mud, including bath salts, mud masks, soap, shampoo, and shower gel. Potash, widely used in agriculture, is also being produced from Dead Sea salt.



Floating in the salty water



Mineral-rich mud from the Dead Sea

Visitors to the Dead Sea can stay at modern hotels that meet all the needs for a restful stay: clinics, restaurants, and facilities for swimming and other sports. Not being a scientist or a doctor, I cannot guarantee recovery from illness or injury, but I am sure the Dead Sea will have healing power at least on the mind. Welcome to Jordan and the Dead Sea!

Corsica, a Mountain in the Sea

PARIS

Fabienne Guittard



The French island of Corsica is my favorite place to get some rest. I stay in a small wooden house on the east coast, facing the Bay of Favone and backed by mountains.

The Greeks called Corsica Kalliste, the Island of Beauty. The island is surrounded by the Ligurian Sea to the north, the Mediterranean Sea to the west, the Strait of Bonifacio (separating Corsica from Sardinia) to the south, and the Tyrrhenian Sea to the east. The permanent population is about 275,000 people, half of whom live in the two cities of Ajaccio and Bastia. There are 365 villages with fewer than 100 inhabitants. The population increases incredibly during summer.



Bay of Favone

Corsica is basically a mountain in the sea and has many peaks over 2,000 meters. If you are looking for a sensational experience, you can hike on the GR 20, Corsica's most famous footpath. Erosion has created steep canyons and valleys, and there are beautiful scenes to discover. The vegetation is composed of forest and the scrubby maquis that covers half the island.

Corsica can be reached by either plane or ferry. I recommend a visit to Ajaccio, the birthplace of Napoleon. Drive north along the coast and stop at the medieval village of Nonza, located on Cap Corse at the northern end of the island. Go to the tower of Nonza and appreciate the view of the Ligurian Sea and its gray sandy beach.

You should try the distinctive Corsican cuisine, too. The simplest way to describe it is as a mixture of French and Italian food. I especially love doughnuts made of goat cheese and delicious fiadone made of brocciu for dessert.

French is the official language of Corsica, but a large number of Corsicans speak Corsu. They like to sing a cappella and have melodious voices. Don't leave the island without listening to the polyphonic singing. There are festivals all summer long.



The medieval village of Nonza

"Barrier-Free" Movies for a Wider Audience

In order to make hit movies more accessible to people with hearing loss, Sumitomo Corporation has been providing Japanese subtitles for some of the movies in which it has invested, starting in 2004 with *The Hidden Blade*, directed by Yoji Yamada. Now we are taking accessibility a step further by providing audio description for people with sight loss for *Love and Honor*, also directed by Yoji Yamada.



A scene from *Love and Honor*
© "Bushi no ichibun" Seisaku Iinkai

An innovative new approach to audio description

Audio description is commentary that converts visual information to words narrated in the gaps during dialogue and other sounds, enabling blind and partially sighted people to follow what is happening on screen.

Conventionally, audio-described cinema has relied on a narrator reading a script live while watching the film somewhere such as in the projector room, or a specialist operator manually transmitting the audio description by radio in order to align it with events on screen, and only those who wanted the additional audio commentary did so by listening to it on FM radio.

The approach we employed this time, though, was to "burn" the audio description onto the film itself, doing away with the need for a narrator, specialist operator, or any special equipment, and allowing the film to be easily screened with audio description anywhere in the country. This method means that the description is heard even by those who do not need it and so there was quite a bit of discussion on whether this was really a good idea, but we decided that priority should be given to people with sight loss to make the cinema a more inviting place and enable them to drop in without having to bring a radio along. The result has been that more people with sight loss have visited the cinema, and the venture has proved highly popular. In fact, even those who do not need audio description have discovered that instead of being quite distracting, as they had initially anticipated, the additional audio has made watching a film feel a little like reading a book, and some have even discovered that the commentary has helped deepen their understanding of the meaning of scenes.



United Cinemas Toshimaen strives to offer the best possible service to filmgoers of every sort.

Sharing the excitement of the big screen with a wider audience

Among the comments we received regarding the film, one person, drawn back to the cinema for the first time since losing her sight, observed how enjoyable it was to be able to enjoy a film together with others as part of the audience, while another said he hoped to see more films released in the future with both Japanese subtitles and audio description. This time, the film was screened for three days in each of Japan's five largest cities; one elderly person with impaired vision traveled hours by train from Izu accompanied by a volunteer guide to see the film at United Cinemas Toshimaen in Tokyo. Sumitomo affiliate United Cinemas gave a warm welcome to visually disabled visitors, who were delighted with their reception as well as the film itself.

By leveraging our integrated corporate strength, including the resources and capabilities of Sumitomo Corporation and those of our affiliates, we are working to fulfill our corporate objective of "achieving prosperity and realizing dreams" for more and more people.

—Philanthropy Team,
Corporate Communications Dept.

Toronto

The Future Face Of Japan?

Located on the northern shore of Lake Ontario, one of the five Great Lakes, Toronto is the provincial capital of Ontario and also Canada's largest city. The city has a population of around 2.5 million, reaching 7.8 million if the metropolitan area including satellite towns is included, making it comparable in size to the city of Nagoya (2.2 million) and the surrounding Chukyo region (8.7 million). The province of Ontario is in fact curiously similar to the Chukyo region.

The automotive industry has a major presence in both, for example, with Toyota, Honda, and the American Big Three all having plants in Ontario, and the Chukyo region being Toyota's stomping ground. Just like Nagoya, Toronto also has more than its share of golf courses (on one website alone I found 113 courses listed in and around the city), making it ideal for the golf lover, though the severity of the winters does mean that you can only play for half the year.

A view of Toronto from Lake Ontario



Ethnic Diversity

One way in which Toronto differs from Nagoya, however, is in the high proportion of immigrants from around the world. While some might point to the more common sight of foreign workers in Japan now than in the past, the situation is on a totally different scale in Toronto, which is said to have the second-highest proportion of immigrants of any major city in the world (after Miami). Almost half the population was born outside Canada, and foreign-born residents are projected to become the majority in 2015. The largest ethnic groups are Chinese (260,000), South Asians (250,000), and black Canadians (200,000). Japanese are the tenth-largest ethnic group after Koreans and Arabs, numbering around 12,000. In shopping malls in areas with large Chinese populations, staff and customers alike are Chinese, and the advertisements and conversations around you are all in Chinese too, making you wonder for a moment where you are.



At a summer office event (the author in the middle)

Our two children go to the oldest public school in downtown Toronto, now celebrating its 175th anniversary, where 54% of the students are non-native English speakers and 23% have lived in Canada for less than three years. (Incidentally, the famous actor Keanu Reeves, star of *The Matrix*, is an alumnus of this school.) Now that the population has gone into decline, Japan, too, may in the future have to take in large numbers of immigrants to maintain its economic muscle, and in this sense Toronto may represent the future face of Japan.

Echoes of Japan's Past

Some of the red tape you run into in Ontario also reminds you of Japan in the past, when the success of its bureaucratic "convoy system" led to its being mockingly dubbed the world's most successful socialist economy. Somewhat like in Japan, where alcohol could be sold only by licensed outlets and even convenience stores could not sell it unless they were formerly liquor stores, the provincial Liquor Control Board of Ontario has a near monopoly on the sale of alcohol, which, with the exception of beers and certain Ontario wines, is largely available only from LCBO stores. The LCBO also has a monopoly on alcohol imports; as a result, the selection of wines and other beverages available is quite limited, and prices seem high. To give a simple example, one well-known Canadian whiskey that retails for around ¥2,000 in Japan costs ¥3,000 in its country of origin.

One drink that you cannot buy at all in Ontario is Chinese rice wine, whose import appears to be prohibited for some reason. And it does not even appear on the menu in Chinese restaurants. So even if you develop an irresistible desire for a glass of some fine *Shaoxing jiu* with your meal, you cannot have it. I hope the large Chinese immigrant population can make its voice heard by the provincial government and put this situation right! SC

—Masahiko Shibata
Toronto Head Office, Sumitomo Canada Ltd.



The CN (Canadian National) Tower is the world's tallest telecommunications building.

SC NEWS

A Quarterly Newsletter of Sumitomo Corporation

No. 163 Summer 2007



SPECIAL FEATURE

Tubular Products Division

Sumitomo Corporation

A Brilliant Regional Tapestry

Michio Ogimura, General Manager for Southeast & Southwest Asia

Sumitomo Corporation is promoting the effective development of its business all around the world. For this fourth installment of a series of interviews with senior officers responsible for operations overseas, we spoke with Michio Ogimura, Senior Managing Executive Officer and General Manager for Southeast & Southwest Asia

How is Sumitomo Corporation exercising "integrated corporate strength" in the wide-zone operations area of Southeast and Southwest Asia?

The region of Southeast and Southwest Asia encompasses 19 countries, from the Philippines in the east to Afghanistan in the west. Within this wide-zone operations area we have four regional subsidiaries, two branch offices, and 12 liaison offices, which together employ some 670 persons, including rotating and national staff.



Michio Ogimura

This is a region of great diversity. On top of ethnic, religious, cultural, and linguistic differences, its countries display considerable variations in their stages of economic and industrial development, income levels, and political and legal systems. In conducting our operations here, we are working to enhance and make maximum use of our business strengths through the construction and implementation of strategies for broadly delimited areas and the optimal geographic allocation of our business resources, while paying careful attention to the different circumstances of each country.

Two years have passed since the launch of our wide-zone operations. Initially there was a lack of lateral contacts between different offices, even if they were in neighboring countries, and some offices were focused on a single country. But we have pushed ahead with intra-regional liaison of various types, and all our people, including regional general managers, rotating staff, and national staff, have been taking advantage of meetings, business trips, training sessions, and other opportunities for exchanging opinions and sharing information and know-how. Through this improved communication and teamwork, we have been exercising integrated corporate strength on a wide-zone basis, and this has strengthened our earnings base.

Could you tell us how you are tackling changes and making strategic moves for the future?

It goes without saying that this is an area with great potential for growth as a market in the future. And we already see movement toward regional economic integration, such as last year's decision to advance the target for creating an ASEAN Economic Community (a single market for goods and services among the members of the Association of Southeast Asian Nations) by five years to 2015, as well as stepped-up progress toward establishment of free trade agreements and the like by various countries in the region. This suggests that we may see rapid change and development in the market environment even in the relatively short term. Leading local businesses are also moving ever more vigorously to develop their activities on a cross-border basis with a view to the global market.

One of our main priorities is the active development of locally based global businesses. Tapping our functional capabilities grounded in close contacts with the region, we are working to find, organize, and implement trading activities, projects, and business investments deeply rooted in local markets. We are also working hard at diversifying our relationships with leading local business counterparts.

Please let us hear your thoughts about "prosperity and dreams."

People are our most important corporate asset, and the development of our wide-zone operations depends on our human resources. With this in mind, I believe we must create an environment that will allow national staff members to put their talents to work even more effectively. These people, who are deeply familiar with the local society and market, are key players for activities including the development of locally based global businesses. So I have been accelerating the pace of localization of our human resources. I believe that by having our talented local personnel in each country set their sights on region-wide goals and interact with their counterparts in other countries, sharing information and engaging in creative rivalry, we can generate synergies from the diversity of the region and thereby build up our regional strength. I see our wide-zone operations as offering the locus for weaving together the vertical and horizontal threads of business-specific operations and local attributes, which together constitute our integrated corporate strength. All our employees in Southeast and Southwest Asia are working at the creation of a brilliant tapestry that brings together the region's threads of many hues.

SC NEWS

A Quarterly Newsletter of Sumitomo Corporation
No. 163 Summer 2007

CONTENTS

Note: Sumitomo Corporation's Ordinary General Meeting of Shareholders on June 22 approved a new set of corporate officers; the corporate titles given in this issue of SC NEWS are those held prior to this meeting.

SC NEWS is a quarterly publication of the Corporate Communications Dept. of Sumitomo Corporation.
1-8-11, Harumi, Chuo-ku Tokyo 104-8610, Japan
e-mail: info99@sumitomocorp.co.jp
URL: http://www.sumitomocorp.co.jp/english

Copyright © 2007 Sumitomo Corporation
Printed on recycled paper
Printed in Japan

Aiming to Be the World's Top Service Provider

The tubular products business is related to the steel industry, and it is also subject to strong influence from the energy industry. This is the realm of the Tubular Products Division, one of the longest-established operations of Sumitomo Corporation, which has always been boldly tackling new challenges. Below we summarize the contents of an interview with Masaru (Mark) Nakamura, General Manager, Tubular Products Division, who told us about the characteristics of this division and its future course.



A yard for tubular goods to be used in the oil fields of the North Sea

The roots of the Tubular Products Division date back to 1946, when Sumitomo Corporation set up a section to handle consignment sales of tubular products from Sumitomo Metal Industries, Ltd. In 1953 we set up the Tubular Products Distributors Association for Sumitomo Metals, which is still going strong today. Since then, our tubular products operations have grown along with Sumitomo Metals' sales growth in this field. And over this history of more than six decades, we have built up our capabilities as a trading company to meet the demands of both the manufacturer and customers.

Tubular products account for only 9% of the total output of steel products in Japan. It is a similar story in other countries, too. In other words, this is very much a "niche" within the steel market. And the number of players has decreased greatly over the past decades. The members of our division are hard at work projecting our presence in this niche market with the aim of making us the world's number-one provider of tubular product services.

Goods for Consumption: Farming-Style Business

The Tubular Products Division consists of four major parts. By far the largest in terms of staffing and sales is the **OCTG Business Department**, which handles tubular products used in drilling for oil and gas (OCTG stands for "oil country tubular goods"). Next largest is the **Line Pipe Business Department**, which handles products for use in the pipelines that carry oil and gas over long distances from the points of production. In addition, we have the **Speciality Tubular Products Department**, handling products for thermal and nuclear electric power plants, chemical plants, and other facilities, and the **Domestic Tubular Products Department**, which is in charge of the mechanical tubular products used as parts in automobiles and construction equipment and products used as gas pipes and construction materials within the Japanese market.



The tubular products business has an interesting combination of seemingly opposite elements: It has both a "farming" side and a "hunting" side.

The products supplied by the OCTG Business Department are used to drill oil and gas wells, whose life spans are surprisingly short—generally three to four years. In order to keep up production from a given oil or gas field, it is necessary to drill new wells near the existing ones after they have been in service for this period of time. Oil country tubular goods are naturally required for the excavation and operation of the new wells. Meanwhile, those used in the older wells are left there after the wells go dry. In other words, these tubular products are treated as goods for consumption.

In order to make customers satisfied with the consumption goods they use on a daily basis, it is essential to enhance product quality and service capabilities and to foster trust, building a long-term relationship of interdependence. Inasmuch as this entails an extended process of planting the seeds of business, nurturing their growth, and finally harvesting the crop, this is a "farming-style" operation.

Steel products are generally considered durable goods, but these oil country tubular goods are an exception. This is one notable feature. Another is the fact that our business counterparts are the final users, such as major oil companies.

Products for Infrastructure: Hunting-Style Business

The tubular products supplied by the Line Pipe Business Department are used in pipelines for transporting oil and gas. These pipelines can extend for hundreds of kilometers or even for more than a thousand kilometers, sometimes crossing national boundaries, and they are highly expensive to construct. They are often compared to expressways, and like such vehicular arteries, they are definitely a form of infrastructure. Once constructed, a pipeline will ordinarily be in service for some 25 to 40 years, so the line pipes used in them clearly belong to the category of durable goods.



Masaru (Mark) Nakamura, General Manager, Tubular Products Division

Our division has over the years supplied line pipes in large quantities for major pipeline projects in many oil-producing countries and regions, including Alaska, Canada, the North Sea, Russia, Azerbaijan, Colombia, Thailand, China, and the Middle East. This is a truly adventuresome type of business, creating memories for those involved. Incidentally, the Alaska pipeline is said to be one of the human-built structures that can be easily identified from space, along with the Great Wall of China.

Supply orders for pipeline construction projects naturally do not come rolling in one after another from across the globe; getting such orders is no easy matter. Sometimes they are national projects involving more than one country. Manufacturers and trading companies around the world vie intensively with each other to get pieces of the business. The key to success is to pick up information in advance of one's rivals and make strategic sales moves ahead of others. This involves focusing narrowly on selected targets. In this sense, the line pipe business is very much a hunting-style operation.

As this quick look at the above two departments shows, the tubular products business requires sharply different styles of operation depending on the nature of the counterparts and the type of project. And these different styles require the use of different approaches in the development of human resources. We need people who are good at a farming-style approach, taking time to patiently till the fields of business, and we also need people who excel at hunting-style business, taking aim and charging ahead.



Pipeline under construction in the interior of China

Ever since I became part of the tubular products team in my third year as an employee, I have been involved in pipeline projects, so personally I belong to the hunting side of our busines.

Smoothing the Business Fluctuations

Tubular products are a form of steel product, and so our business is naturally affected by developments in the steel business as a whole. At the same time, however, as seen in the use of our products for oil and gas wells and pipelines, our business is affected on the demand side by developments in the energy business.

Demand for our products surged in the wake of the two oil shocks of the 1970s; by contrast, we went through some very lean times when oil and gas prices fell sharply. So far we have experienced three major slumps, but we have gritted our teeth and refrained from pulling out of the business or downsizing our staff, and this has made it possible for us to keep going to this day. Our current position could be described as being on the sharp upward slope of a V-shaped recovery.

Our business is by its nature fated to feel a major impact from such external factors as the price of crude oil, progress in development of alternative energy sources, the size of reserves, and the energy policies adopted by national governments. In this context, we have long wanted to find ways to minimize the effects of market fluctuations on our operations. Achieving greater stability in the demand for our products has thus been an ongoing issue. We have undertaken a number of initiatives for this purpose over the years. One of these is "tubular product SCM (supply chain management)."



Oil country tubular goods yards in Norway and Dubai

Tubular product SCM is targeted at the oil and natural gas companies around the world to which we have supplied products for drilling and operating wells. It involves managing and forecasting use of pipes, staying on top of the timing of the next orders, and also providing pipe maintenance and storage services. We have been working to enhance the quality of this set of services and to deepen the trust placed in us by our existing customers. The

Aiming to Be the World's Top Service Provider



Tubular Products Division is directly involved in the development, maintenance, and operation of this system, which is being implemented at 11 locations around the world.

In March this year, we announced plans to join Sumitomo Metals in making an equity investment in a seamless pipe threading business established in China by the French company Vallourec & Mannesmann Tubes for the processing of premium joints for seamless pipes for use in oil and natural gas development. When drilling a well for oil or gas, pipes must be added and joined to each other as the well gets deeper. Demand for premium joints has been increasing as China moves ahead with extensive drilling projects, sometimes involving quite difficult geological conditions. Sumitomo Corporation and Sumitomo Metals have already been conducting sales of tubular products in China as a key market; this investment will strengthen our ability to sell there.



Pipeline under construction in northern Canada

We have previously developed the premium joint business in the United States and elsewhere jointly with Vallourec. In the US market we have been able to win a market share of over 20% in this field. By further developing this business we hope to contribute to the stabilization of our sales performance and to realize synergies among the companies involved.

A Tough Order from Disney World

Looking back over my own career so far, one memory that stands out is from my first overseas posting to Los Angeles, where I was sent in my 10th year as an employee. My main job was importing line pipes and oil country tubular goods from Japan, but I also received an order for a completely different sort of work, namely, supplying materials for a tower at Disney World in Florida.

The initial contact came from an engineering company involved in the Disney World construction project. They were looking for a supplier for a tower to be built as part of one of the pavilions. The tower, which was to be over 20 meters high, had to be able to withstand even once-in-a-century hurricane winds, and it was to be built entirely of pipes. Though the project did not offer substantial profits, we took it on, thinking it would be interesting to be a supplier for this symbolic edifice.



Tower at Disney World in Florida

That was when the difficulties began. The price negotiations were tough, and it was not easy to transport the pipes to the construction site. Installation was also tricky. It took over a year of hard work before the job was finally done. This experience taught me the difficulties of jobs that include construction work, and it also exposed me to the diversity of the tubular products business.

The tower is still standing firmly, and after I retire, I look forward to visiting Disney World with my wife and seeing it.

Strong Tailwind, Bright Future Prospects

Now that the global environment has become an issue for all humankind, natural gas has come to play a greater role as a source of energy. Since it is a gas, the tubular products used in both wells and pipelines must be of even higher quality than those used for oil. We have the requisite products and services, and so it is fair to say that the future looks bright for us. We can also expect to see growing demand for our specialty tubular products in line with increased demand for electric power plants in the context of global concerns about the risk of power shortages. In addition, we expect to see expansion of demand for the products we handle as materials for the domestic automobile and construction equipment industries, both of which are keeping up their growth. In our long-term projection through the middle of the current century, we expect the Tubular Products Division to enjoy a strong tailwind.

The end users that we deal with directly in our business, including major oil companies and large state-owned enterprises, all belong to the global top tier. So we must display top-level character and capabilities ourselves. Developing our human resources is a key priority, and our basic policy is to assemble superior personnel and train them rigorously.

We are fortunate to have many excellent young employees in the Tubular Products Division, and I look forward to the day when they will take charge of our core business operations. You can expect our division to go on to greater heights in the years to come.



Pipeline under construction in Azerbaijan

Sumisho Tekko Hanbai Co., Ltd.

The technique of "systems building" was developed for the construction of plants, warehouses, stores, and other low-rise buildings. It offers a systematized construction method that standardizes the components and materials of the structure and covers the total process from design through construction. Compared with conventional methods, which entail separate ordering, cutting, and fitting of pillars, beams, and other materials for each part of the overall design, systems building realizes substantial savings in time and money, partly because materials can be standardized and stocked. Today, because of rapidly climbing material prices, the cost benefits of this technique are especially attractive. The demand for systems building is expected to soar over the years to come.

Sumisho Tekko Hanbai Co., Ltd., has adopted a basic stance of concentrating on project-oriented sales. In addition to supplying clients with the parts and materials they need, it undertakes the work of designing and construction. The company stands out in its field for the emphasis it has placed on this project-oriented overall approach.

Introducing a Technique from America

Systems building was originated and developed in the United States, coming to account for about half of all low-rise commercial structures built there. Sumitomo Corporation made licensing arrangements with VP Buildings, a leading American manufacturer of metal building systems, to introduce the technology to Yokogawa Bridge Corp. Yokogawa Bridge began production of Yokogawa-engineered structure systems (yess) to provide a series of components for needs ranging from garages to gigantic structures, some with a 60-meter span between pillars. When use was made of high-tensile steel along with computer analyses to create a rational strength structure, costs were slashed through a reduction of more than 40% in the volume of steel materials used.

Subsequent to the first sales in 1991, the spread of news about this building technique's cost efficiency, durability, and design merits caused Yokogawa's market share to expand. In 2002 the business line was separated from Yokogawa Bridge and established as Yokogawa System Buildings Corp. The company is now Japan's largest maker in the systems-building field.

Ever since Yokogawa entered this field, Sumisho Tekko Hanbai has taken part in sales and construction, and it has managed to remain one of the key builders, placing either first or second among Yokogawa's 400 or so designated builders in annual sales measured by floor area. As a builder, it performs the very useful function of undertaking everything from the design stage to completion of the building. It acts as a sales and construction agency handling design work, cost estimates, ordering and other production arrangements, and construction.



Systems-built plants by Sumisho Tekko Hanbai

In the Vanguard of the Systems-Building Field

In addition to handling work for Yokogawa System Buildings, Sumisho Tekko Hanbai acts as a builder for Sumitomo Metal Industries, Ltd.

Sumitomo Metals has been involved in systems building ever since 1975, and it has sold more than 1,000 buildings. Its technologies can be used not just in low-rise structures but also in buildings up to five stories high, and they stand out for their applicability to a wide range of building types. Its system incorporates even foundation work, something that other makers do not undertake, and it utilizes construction methods that require no welding. This is a system that realizes sizable cost savings, and it has helped Sumitomo Metals to increase its market share.

Over recent years the makers in the systems-building field have been putting the latest technologies to good use. They are developing materials and construction methods that are not just rational and economical but also excel in terms of durability, heat insulation, and other characteristics, and they have greatly broadened their design flexibility.

As a builder working for the two foremost companies in a field with many systems-building makers, Sumisho Tekko Hanbai's policy is to select, propose, design, and construct the optimum systems-built structures for the needs of each building's owner. When working with clients with idle land, it can introduce them to companies involved in all sorts of businesses, such as shopping centers, sports facilities, and distribution centers. With its sights set on realizing optimum resource utilization, it offers total support in these areas as well.

The staff at the company, which includes licensed first-class architects and first-class construction managers, has all the specialist and managerial skills needed to ensure complete satisfaction to every client.

Meeting for Individual Investors to Enhance Understanding

Sumitomo Corporation has been holding meetings for individual investors regularly since fiscal 2004. At the meeting held in Tokyo this March, attended by more than 500 people, President and CEO Motoyuki Oka spoke about the company's business performance and earnings structure and introduced some of the core businesses; he also explained how the company is contributing to society through its business activities and about returns to shareholders. His presentation was followed by a dialogue with newscaster and essayist Atsuko Fukushima. Here we offer some selections from their discussion.



Newscaster/essayist Atsuko Fukushima and President Oka

Fukushima: The range of businesses handled by *sogo shosha* [integrated trading companies] is very broad. How do you decide which fields to enter?

Oka: The business activities of the *sogo shosha* can be summed up as the optimum utilization of our global network, consisting of the operating bases we have set up around the world, and of our global relations, namely, the relationships with business counterparts in a variety of fields. Our strength lies in the fact that we are undertaking a broad range of businesses on the global stage. But that doesn't mean we do everything. We have been conducting the process of selection and concentration in each business field and geographical region, and we will continue to be selective in our approach.

The first key point is to increase the pillars of profits by both expanding our existing core businesses and extending our value chains into their surrounding fields. In this way, we are working on increasing investment, including mergers and acquisitions. Of course it's also important to tackle challenges in new fields as well. But when the field is one where we have no experience at all, we don't have a store of know-how to tap, and the risks are bound to be great, so we need to conduct careful analysis and study.

Fukushima: At one point people were suggesting that the rapid spread of information technology would make trading companies unnecessary. But the *sogo shosha* have expanded their fields of activity and constructed a high-value-added business model.

Oka: One of the reasons for the emergence of the idea that trading companies were becoming unnecessary was that we didn't present ourselves adequately. In fact, *sogo shosha* like Sumitomo Corporation took advantage of the IT revolution with such moves as introducing supply chain management and enhanced their functions, and this allowed us to advance our trading business to a higher level. We have expanded our core businesses in each field to both upstream and downstream areas, and also to other geographical regions, and have strengthened our earnings base.

Fukushima: What are the factors behind the recent good performance by *sogo shosha*?

Oka: I had been expecting the progress of globalization to lead to an "age of the *sogo shosha*," and this trend became clearly visible around the year 2000. The opportunities to make effective use of our distinctive business base, such as global network and global relations, and also of our advanced functions in areas like financing and logistics have been increasing. The business environment has also been a favorable factor, but I'm quite confident that *sogo shosha* will continue to have more and more opportunities to play an active role even after the current mineral resources boom comes to an end.

Fukushima: People must be the most important corporate resources for a *sogo shosha*. How are you recruiting and training human resources?

Oka: I believe that if our company is going to face a bottleneck interfering with its growth, it will be a lack of sufficient talented personnel. So we have been devoting considerable energy to recruiting, training, and utilizing human resources.

In addition to our regular recruitment of college graduates, we have been doing mid-career hiring of highly expert personnel throughout the year. But even that isn't enough. So we're placing hopes in our senior employees, who are well aware of our management principles. We've been actively promoting the activation of these senior employees so as to tap their experience.

In the area of training, we have been implementing a mentoring system for some time now, and we have firmly established a set of practices whereby new employees learn the basics of business and professional behavior from their elders in the workplace and their bosses. In addition, our in-house SC Business College offers a va-



President and CEO Motoyuki Oka delivers his presentation at the meeting for individual investors.

riety of courses at different levels. We're promoting the training of employees with combination of these measures.

Fukushima: I believe the question of how to deal with environmental issues is an important topic for every company. What is your thinking about this?

Oka: Our basic approach is to contribute to the environment through our business activities. In other words, we don't regard "environmental business" as a special category; instead we work to foster sound business activities that will have a positive impact on the environment. For example, we're now considering participation in a nickel mine development project in Madagascar, and I recently visited the site. There I met the country's president, who said, "Mine development is important, but rigorous environmental measures must be implemented." I replied, "For us, mine development entails establishing sound environmental measures and contributing to the local community; I promise that we will be earnest in our approach."

This ties in with the Sumitomo Business Spirit. Our corporate roots go back to the development of the Besshi Copper Mine 400 years ago. The mountains around the mine became denuded of their trees, which were cut down as fuel for smelting the copper; we undertook a major reforestation program over a period of many years and restored the mountains to their original state.

Fukushima: Recently we have been hearing news of various corporate misdeeds and scandals. There's a danger that such incidents can in a single stroke destroy the trust and brand name that a company has built up over a long period. So, rigorous legal compliance is very important. What kind of measures are you undertaking?

Oka: Compliance is our top management priority. The key is to spread it to the front lines. We established a Compliance Committee in November 2000. At the time we sought opinions from outside experts about the meaning of compliance for a corporation, and we got an answer that may have been commonplace, but was very clear: Compliance is ultimately a matter of the will and behavior of those at the top. One of our external advisors quoted a Russian proverb: "Fish rot from the head." This means that when companies or organizations go bad, they do so from the top down. So the chief executive officer needs to declare that the company will not do any business that violates compliance requirements, and at the same time he must show this determination through his own actions. Along with efforts to prevent compliance-related problems, it's also important to make sure that if such a problem occurs, it gets reported to the appropriate people without any delay and appropriate action is taken to deal with it right away.

Fukushima: Sumitomo Corporation is now setting its dividend payout ratio at around 20%, and some shareholders may want this to be raised. What is your idea about this issue?

Oka: For many years we paid a dividend of eight yen per share, regardless of our financial results. While continuing to assure this stable dividend, we introduced the idea of paying dividends reflecting consolidated financial results and set the payout ratio at around 20% from the latter half of fiscal 2004. I am aware of the strong hopes among shareholders for a higher payout ratio, but the most important consideration for a company is the achievement of steady, sustained growth over the long term. We need to make our decisions by looking at the balance between earnings retained for future growth and the return to shareholders. I hope our shareholders will understand this point.



Over 500 people attended the meeting held in Tokyo.

Topics

Chairman Miyahara Visits Australia and Singapore

Sumitomo Corporation Chairman Kenji Miyahara visited Australia and Singapore from February 3 to 10. In Australia, as part of a Nippon Keidanren (Japan Business Federation) mission, he met with government leaders, including Prime Minister John Howard, Minister of Foreign Affairs Alexander Downer, Treasurer Peter Costello, and Minister of Trade Warren Truss. The mission also met with the Australia-Japan Business Co-operation Committee to seek Australian understanding of Japan's circumstances and convey Japan's eagerness to conclude a bilateral economic partnership agreement in the wake of the agreement of the Japanese and Australian governments late last year to commence official negotiations.


Meeting with Australian Prime Minister Howard

In Singapore, Chairman Miyahara inspected the Port of Singapore, which boasts the world's most advanced port processes and systems. He also exchanged views, mainly on port administration, with Minister of Trade and Industry Lee Yi Shyan, International Enterprise Singapore CEO Chong Lit Cheong, Singapore National Employers Federation President Stephen Lee Ching Yen, and other senior figures.

At present, Japan's export-import and port formalities are much less efficient than those of Singapore, South Korea, and China. Since this is a major drag on Japan's competitiveness, the Asian Gateway Strategy Council established by Prime Minister Shinzo Abe has set out to make improvements in this area. Chairman Miyahara has long recognized the importance of the issue and is addressing it as a member of the council's Committee on Distribution.

—Global Strategy and Research Dept.,
Sumitomo Research Institute, Inc.

CEO Oka Meets with the President of Madagascar

On February 27 and 28 Sumitomo Corporation President and CEO Motoyuki Oka visited the Republic of Madagascar, where he met with President Marc Ravalomanana and Minister of Mines Olivier Donat Andriamahefaparany. Sumitomo Corporation, together with Canadian and South Korean companies, is developing the Ambatovy Nickel Project, which is to undertake integrated production of nickel, from ore to metal. This project represents the first joint venture by Japanese, Canadian, and South Korean enterprises to develop nickel resources. Plans call for constructing integrated facilities, from mining to refining, to produce nickel metal, cobalt metal, and ammonium sulphate.

President Ravalomanana is pressing ahead with national reform and renewal under his Madagascar Action Plan (MAP). The large-scale Ambatovy Nickel Project is key to promoting MAP, and President Ravalomanana warmly welcomed President Oka's visit, indicating that the government fully supported the project. All in all, it was a highly significant meeting.

Improving the standard of living for the sake of economic development is President Ravalomanana's chief goal, and he has made the development of human resources and improvement of the educational environment his top priorities. President Oka proposed educational support, including scholarships. Thus, this significant visit, focused on the Ambatovy Nickel Project, has helped build a strong relationship contributing to mutual growth.

—Mineral Resources Project Dept.


President Oka (center) and President Ravalomanana (second from right)


The Ambatovy Nickel Project mine

Entrance Ceremony for New Employees

On April 2 Sumitomo Corporation held a ceremony at headquarters in Tokyo for employees joining the company at the start of the new fiscal year. 172 employees were inducted, 16 more than last fiscal year.

President and CEO Motoyuki Oka greeted the new employees with a message including these words: "Let's make Sumitomo Corporation, the company you have chosen, a better company in however small a way. I want you to think of the company as a place for enriching your life and making it full. Your personal growth as individuals will lead to the growth of the company. I hope you will study hard especially in your first year or two so as to achieve such growth." The newcomers listened with intent expressions. After President Oka's greeting, Kenji Shinmori, general manager of the Human Resources Department, handed out posting assignment letters to them one by one.

That afternoon the new employees started their initial training sessions. The sessions included lectures by corporate officers and instruction on topics including sincerity on the basis of Sumitomo's business spirit, business manners and basics of business activities, human-rights and environmental issues, and the current state and future direction of Sumitomo Corporation; through this program they acquired the minimum knowledge and skills they need to serve as employees.

The full-scale mentoring and training process continues following their assignment to their posts through on-the-job training by department general managers, mentoring promoters, designated mentors, and others in the workplace, combined with formal training programs conducted on a company-wide level and at the level of the organizational unit to which they are assigned.

— Human Resources Dept.



New employees listen intently to President Oka's message at the April 2 ceremony in Tokyo.

Consortium to Build Power Plant in Thailand

At a signing ceremony on March 15, the consortium of Sumitomo Corporation, Hitachi Ltd., and Italian-Thai Development Plc entered into a contract with the Electricity Generating Authority of Thailand (EGAT) for construction of the North Bangkok Combined Cycle Power Plant, a gas-burning plant with a capacity of 700 megawatts. The contract value is approximately ¥40 billion, and the construction is scheduled to be completed in March 2010.

Thailand has been keeping up rapid economic development, and the construction of this new electric power plant, which will serve as a key element of the country's infrastructure, will help sustain this development process. The country has been experiencing chronic tightness in its supply of electricity, and demand for power is expected to increase by some 8,000 megawatts by 2015. Thailand is already buying electricity from neighboring Laos and Cambodia, but it urgently needs to increase its domestic power generation capacity.

It is the first time for Sumitomo Corporation to be involved in a large-scale power generation project in Thailand. The company will seek to be part of additional such projects planned for the future.

The September 2006 coup d'état in Thailand, along with terrorism and other considerations, led to media speculation that the contract would not be concluded. The timing was delayed, but in the end it was possible to sign the contract. Sumitomo Corporation will be working with its consortium partners and tapping its know-how and experience in the drive to complete the project successfully on schedule by March 2010.

—Power & Plant EPC Dept., No.2



March 15 signing ceremony

A Stake in Russian Forestry Resources

Since 1992 the Lumber & Buildings Materials Department has been doing business with OAO Terneyles, an integrated forestry company in Primorye (Maritime Province), Russia, and now Sumitomo Corporation has increased its equity stake to become the largest shareholder in this company, with 40.01% of its shares as of May this year. Terneyles is Russia's largest forestry company; it owns forests in Primorye covering an area of 2.4 million hectares, about 1.3 times the size of Shikoku (one of the four main islands of Japan), and it has 160 million cubic meters of forestry resources. The company, which is the first Russian recipient of a full-fledged Forest Management (FM) Certificate from the Forest Stewardship Council (FSC), has been undertaking sustainable forest management with consideration for the environment.

With its acquisition of this increased stake in Terneyles, Sumitomo Corporation has become the first Japanese company to secure forestry resources in Russia, which has one of the world's greatest endowments of such resources. Sumitomo has built up a cooperative relationship with Terneyles over the years through activities including the establishment of two joint ventures for lumber processing. Henceforth we will be working to expand our business further, fusing the Russian company's rich store of forestry resources with our global marketing capabilities, funding power, and management know-how.

On March 26, General Director Vladimir Scherbakov of Terneyles met with President and CEO Motoyuki Oka of Sumitomo Corporation in Tokyo, and the two chief executives confirmed their companies' solid relationship of mutual trust. Our dream of building a major Russo-Japanese lumber industrial complex in the Far East is now becoming reality.

—Lumber & Building Materials Dept.



Terneyles General Manager Scherbakov meeting with President Oka



Coniferous forest in Russia

Cooperating with China in Development of Renewable Energy

On April 12, Sumitomo Corporation and Kyushu Electric Power Company concluded a cooperation framework agreement regarding the development of renewable energy, including wind power, hydropower, solar energy, and biomass energy, with China Datang Corporation. The agreement with CDT was signed at the China-Japan Joint Seminar on Energy Cooperation, which was held in Tokyo on the occasion of the visit to Japan by Chinese Premier Wen Jiabao; the signing was witnessed by Ma Kai, head of China's National Development and Reform Commission, Akira Amari, Japan's minister of economy, trade, and industry, and other senior figures in the energy field from China and Japan.

CDT is one of China's five major electric power companies, and its representatives were part of the delegation accompanying Premier Wen on his visit to Japan. Following the seminar, a group of 10 people from CDT, including President Zhai Ruoyu, visited Sumitomo Corporation headquarters and attended a dinner hosted by President and CEO Motoyuki Oka; the two sides actively exchanged ideas for expansion of the scope of their cooperation.

As their first joint undertaking under the framework agreement, the three companies on April 24 concluded a contract establishing a joint venture for a wind power generation project in China's Inner Mongolia Autonomous Region. The project aims for a generation capacity of about 50,000 kilowatts, with operation to start during 2008. This will contribute to reduction of carbon dioxide emissions, and it is planned to apply for registration of the project under the United Nations' Clean Development Mechanism.

Sumitomo Corporation plans to use this three-way agreement as a steppingstone for further strengthening and expansion of efforts to develop renewable energy projects in China.

—ECO Business Dept.



April 12 signing ceremony



President Oka (left) and CDT President Zhai

Kiriu Corporation

With its integrated materials-to-processing business approach, this firm aims to be a leading brake disc and drum supplier.

Kiriu Corporation's activities span the gamut from the development to the production and sale of brake discs and drums, which are key components of passenger car brakes. In July 2004, Sumitomo Corporation acquired a stake in the company, which since then has established new operations in South Korea, Thailand, and Mexico. This now gives it a direct presence supplying automakers in a total of seven countries, including the United States, Indonesia, and China, as well as Japan.

Kiriu produces some 15 million brake discs and drums a year, and around 4 million passenger cars are fitted out with its products. As world output is in the region of 45–50 million cars a year, this means that you will find Kiriu's products in around one out of every 12 passenger cars. Its production of high-performance, high-quality brake parts applying advanced casting and processing technology at high productivity levels, combined with development capabilities that allow



Automotive parts produced by Kiriu

it to undertake some contracted-out brake development work that automakers would normally carry out in-house, have earned Kiriu an outstanding reputation among both domestic and foreign automakers.

Headquarters plant in Ashikaga, Tochigi Prefecture


KIRIU

Optimizing Production with the *Ikki Seisan* Philosophy

Kiriu's manufacturing philosophy is based on what it calls *ikki seisan*, or "single-burst production." This is a production strategy designed to eliminate waste and maintain high levels of productivity and quality, and is defined by the company as "not putting a part down until it has been completed." In another words, it means seeing work through in one go from start to finish, and it is from the implementation of this approach that the company derives its strength.

Joining the Ranks of the World's Foremost Brake Disc and Drum Suppliers

Kiriu has striven to improve each business process by implementing integrated corporate activities based on the *ikki seisan* philosophy. These activities include responsible business proposals by those in sales and marketing, optimum product design using unique analysis technology by those doing research and development, and creation of systems for integrated production from casting to machining by those responsible for production engineering. At every stage, an integrated, in-line approach is taken, whether in the casting of optimum materials, precision processing and application of unique surface treatment technologies, or precision high-speed processing of products using equipment developed by Kiriu itself. Adopting "Never turn back!" and "With energy and confidence!" as its watchwords, the company is working as one as it surges forward on the road to becoming one of the world's leading manufacturers of brake discs and drums.



An aerial view of the headquarters plant

COMPANY PROFILE

Name: Kiriu Corporation
President: Toshio Nakagawa
Address: 2 Omata-minami, Ashikaga, Tochigi Prefecture 326-0142
Telephone: +81-284-62-2321
Capital stock: ¥2.1 billion
Annual sales: ¥30 billion
Employees: 1,588 (consolidated)
Business: Manufacture and sale of brake discs and drums and other automotive parts

In this section we invite staff members from our overseas offices to write short essays about life in their countries.

Samarkand, Heart of the Silk Road

TASHKENT

Iskandar Sabirov



Uzbekistan's ancient cities used to be the central crossroads on the Silk Road from China to Rome. But the title "the Heart of the Silk Road" definitely belongs to Samarkand. One of the world's most venerable cities, on a par with Babylon, Athens, and Rome, Samarkand boasts over 2,500 years of history. Anyone who visits Samarkand feels the winds of ancient times blowing through the city's mosques, squares, *madrasahs* (medieval universities), and mausoleums.



Registan square

In Tamerlane's Mausoleum, a majestic building, you feel as if somebody were whispering to you to bow your head in front of the grave of Timur the Great (1336–1405), the ruler of the Movarounnahr Empire. Admiring the elegant mosaics of Ulugbek Madrasah, the ribbed turquoise cupolas and majestic minarets of Sher Dor Madrasah, and the gold-patterned walls of Tilla Qori Madrasah, all facing the Registan square, do not hold in your emotions. The echo will respond like a voice from ancient times: "I am the Registan, the heart of Samarkand."



Palov, "the king of Uzbek cuisine"

After a half-day tour around the city, you can sip traditional green tea in one of the many *choy-khonas* (teahouses) near ponds or under big old shade trees. *Choy-khonas* were important places along the Silk Road, where foreign and local traders and travelers could share information on what was happening in other countries. Only men gathered there. After a long voyage, they would enjoy tea and the major local food, *palov*.

Palov, called "the king of Uzbek cuisine," is enjoyed by all strata of society. Everywhere in Uzbekistan it is cooked in a different way, having its own peculiarities city by city, town by town. But the main ingredients—rice, carrots, meat—remain the same. Through this dish people pay their respects to one another at wedding parties and other important events.

China's Pride and Miracles

SHANGHAI

Shi Xiaoying



Shanghai is a dynamic international metropolis on the east coast of China. For nearly a century, it has been one of China's main commercial and cultural centers, a constant source of both pride and miracles. And it is now preparing to host World Expo 2010.

The two parts of the city, on either side of the Huangpu River, display strikingly different characters. Puxi, to the west of the river, is the old district. Hallmarked by the display of buildings in various Western styles along the Bund, famous for her over-400-year-old Yu Garden attracting millions of tourists every year, fascinating with shiny department stores that lead the fashion of the whole nation, Puxi perfectly combines the traditional and the modern, merges Oriental culture and Western views, and enriches the port city with the romance of dreams.

Pudong, to the east of the river, is a brand-new world for business and residence. Skyscrapers in Lujiazui making the eyes spin, countless foreign and domestic big names operating in development zones, new mansions and apartments scattered along the broad streets—what we see in Pudong today was never imagined 15 years ago, when it was little more than an expanse of farming fields. Here we have many "number ones": Yangshan Port is China's biggest container port, Oriental Pearl TV Tower is the tallest TV tower in Asia, and the 101-story Shanghai World Financial Center will be the world's tallest building upon its completion in 2008.

As Shanghai grows, so does her charm. And together with charm, the city has a unique spirit, setting her apart from the rest of China. Shanghai has attracted migrants all over the country since the 1920s. Their diverse cultures have been successfully fused into the pleasant "sea style" of today's 17 million Shanghainese.

Like the limitless sea, Shanghai has an open mind toward the world, indulgent tolerance for differences, and ardent ambition for improvement. With this spirit, Shanghai has been increasing her splendor. She has become the most brilliant pearl in the East of China.



Pudong's dynamic skyline



Alluring Puxi after dark

Helping Chinese Students Learn about CSR

In March this year Sumitomo Corporation established a series of public lectures on corporate social responsibility at Nankai University, in Tianjin, China. Nankai University, founded in 1919, is one of China's key multidisciplinary universities. This illustrious institution, laden with history and tradition, is the alma mater of the late Premier Zhou Enlai, and it is now educating China's future leaders.

Sumitomo Corporation President and CEO Motoyuki Oka has served as an economic advisor to the city of Tianjin since 2003 and enjoys extremely good relations with Tianjin Mayor Dai Xianglong and representatives of various other sectors of the city, which is one of China's four provincial-level municipalities and occupies a key waterfront location near Beijing. Sumitomo Corporation had been studying ways in which it might be able to make a social contribution to Sino-Japanese cultural exchange targeting the young people who will spearhead China's future. Thanks to the understanding and cooperation of the Tianjin municipal government, Sumitomo Corporation became the first foreign company to sponsor lectures at Nankai University.


“天津外办·南开大
Kiyoshi Ogawa, general manager of SC's Legal Department, delivers a lecture.

Corporate Social Responsibility

The place of the company in society with regard to legal compliance, corporate governance, and other aspects of business management has attracted close attention in Japan in recent years. Globally, too, there has been a distinct rise in society's scrutiny of accounting fraud and other business misconduct as well as in awareness of the importance of environmental protection, including the need to combat global warming. In all countries and regions, corporate social responsibility is being taken more and more seriously. This is why Sumitomo Corporation selected CSR as the main theme of its sponsored lectures at Nankai University. Our aim is to convey the experience and essence of business management based on our management principles to those who will lead China in the future and to deepen study of Chinese business management. In November 2006, prior to launching the Sumitomo Corporation lectures, President Oka delivered a keynote address on CSR at the university.

In addition to lectures by Sumitomo Corporation executives active on the front lines of business, Nankai University professors deliver lectures based on the latest developments. It is our hope that these lectures will deepen understanding of Japanese and Chinese business management and promote Sino-Japanese cultural exchange.

Building Bridges between Japan and China

This is the first time Sumitomo Corporation has sponsored lectures at a Chinese university, and we are still feeling our way. The keen desire to learn demonstrated by the Chinese undergraduate and graduate students attending the two lectures delivered so far at this institution, and even more the earnest approach shown by the young business managers also attending, has enabled us to sense firsthand that China will increase its presence in the international community in the future. In the second lecture, a Nankai University professor spoke of ethical considerations based on Confucian thought, focusing on the character of business managers. This made us aware of current Chinese thinking on business management combining such Western norms as compliance and corporate governance with Eastern ethical perspectives, providing us with fresh stimulation.

We hope that the inauguration of the Sumitomo Corporation lectures on CSR at Nankai University will deepen understanding of Sumitomo Corporation and Japanese business in general by conveying the experience and essence of business management based on Sumitomo Corporation's management principles to those who will lead China as it increases its presence in the international community.

Sumitomo Corporation is engaged in a variety of philanthropic and other activities to enable us to be accepted as a good corporate citizen throughout the world and to develop together with our business counterparts and the societies where we operate. Given our idea of starting from where we can in each region as we strive to fulfil our management principle of achieving prosperity and realizing dreams for all our stakeholders, we will be most happy if the Sumitomo Corporation lectures at Nankai University contribute to developing the human resources for building bridges between Japan and China in the future.

—Global Strategy and Research Dept., Sumitomo Research Institute, Inc.
Philanthropy Team, Corporate Communications Dept.


Students and business managers listen intently to a Sumitomo Corporation lecture at Nankai University.

Brussels

A Cosmopolitan Blend of Old and New

The Japanese associate Belgium with a variety of images: the Manneken Pis fountain and Grand Place of Brussels, *A Dog of Flanders*, beer, chocolate, waffles, the headquarters of the European Union. . . . But most people are unfamiliar with this country's history and national character, since there is little coverage of them in school textbooks.

Belgium's History and National Character

In his commentary on the Gallic War, written some 2,000 years ago, Julius Caesar mentions that the Belgae, an



The European Parliament

indomitable Celtic people, had settled in what is now Belgium. Around the fifth century, advancing Germanic tribes forced the Romans to retreat to the south. As a result Belgium became divided both ethnically and linguistically into a Germanic north and a Latin south. Thereafter it fell under the rule of various surrounding countries, finally becoming an independent nation in 1830. There is no language known as Belgian. Instead, Belgium has three official languages: French, Flemish (which is very close to Dutch), and German.

Belgium's complex historical background and linguistic diversity make it difficult to describe the Belgian na-



One of Brussels' many churches

tional character in a few words. Generally speaking, however, Belgians come across as mild mannered and modest, hospitable, and considerate of the weak. In place of a strong sense of nationalism, the nation is supported by a spirit of solidarity built on mutual recognition of diversity. Belgium is a very easy place for foreigners to live. There are good reasons it was chosen to house the headquarters of both the EU and the North Atlantic Treaty Organization.

Comfortable Coexistence of Medieval and Modern

While Brussels, the capital, contains the headquarters of the EU, the functional hub of modern Europe, it also retains many traces of its medieval past, including wooded areas, a plethora of churches, and the Grand Place in the center of the city. The Grand Place, a UNESCO World Heritage site, is said to be the world's most beautiful town square. It served as the hub of the prosperous commercial city of Brussels from the twelfth century onward, and many surviving structures are redolent of the city's medieval past: the Town Hall, the Maison du Roi, or "King's House" (also known as the Breadhouse because it stands on the site of a wooden building where bakers once sold bread), guild houses, and the House of the Dukes of Brabant. The apartment building where Victor Hugo once lived also remains.



The Grand Place, the world's most beautiful town square

Sumitomo Corporation's Brussels Office

Sumitomo Corporation's modest Brussels office comprises 20 people: 6 personnel dispatched from Japan and 14 national staff. We hold Christmas parties for all personnel and their families and parties featuring the Japanese dish *oden* for all personnel dispatched from Japan and their families. Only a small office can host such functions, which do a great deal to facilitate communication. SC



A Christmas party for SC personnel

—Mitsugu Manabe
Brussels Office, Sumitomo Benelux S.A./N.V.

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